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File No. 025681-0058

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Peggy Fisher, Assistant Director
Ruairi Regan
Gary Todd
Brian Cascio

Re:	Advanced Micro Devices, Inc.
File No. 1-07882

Ladies and Gentlemen:

On behalf of Advanced Micro Devices, Inc. (the “Company” or “AMD”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s Preliminary Proxy Statement on Schedule 14A, which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 (as amended, the “Proxy Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial filing of the Proxy Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by facsimile on November 18, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.

Please tell us your consideration of the need to include pro forma financial information that reflects the disposition and other transactions contemplated by the Master Transaction Agreement, the historical financial statements of AMD and the other information required by Items 13(a) and 14 of Schedule 14A. If you are

December 3, 2008

required to provide or incorporate by reference your historical financial statements tell us how you considered the need to restate all periods prior to the measurement date to reflect the discontinued operations.

Response: In response to the Staff’s comment, the Company respectfully submits that it is not required to provide or incorporate by reference in the Proxy Statement either its historical financial statements or pro forma financial information for the transactions contemplated by the Master Transaction Agreement.

With respect to the Company’s historical financial statements, Instruction 1 to Item 13 of Schedule 14A provides that “any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In the usual case . . . the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” Because the issuance of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock to West Coast Hitech L.P. (“WCH”) with respect to which the Company is soliciting proxies is an issuance of common stock otherwise than in an exchange, merger, consolidation, acquisition or similar transaction and the Company’s historical financial statements are not otherwise material to an investor’s decision to approve or disapprove the issuance, the Company is not required to include or incorporate by reference in the Proxy Statement its historical financial statements. We note that the only matter requiring stockholder approval in this transaction is the issuance of the Company’s common stock and warrants, pursuant to the rules of the New York Stock Exchange.

With respect to pro forma financial information for the transactions contemplated by the Master Transaction Agreement, Item 14(a) of Schedule 14A requires a registrant to provide pro forma financial information if proxies are being solicited to approve a merger or consolidation, an acquisition of securities of another person, an acquisition of any other going business or the assets of a going business, a sale or other transfer of all or any substantial part of assets, or a liquidation or dissolution. Because the issuance of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock to WCH with respect to which the Company is soliciting proxies does not fall within any one of these five categories of transactions, the Company is not required to include or incorporate by reference in the Proxy Statement pro forma financial information for the transactions contemplated by the Master Transaction Agreement. Furthermore, even if the Company was soliciting proxies with respect to a transaction that fell within one of the five categories of transactions enumerated in Item 14(a) of Schedule 14A, Item 14(b)(11) of Schedule 14A only requires a registrant to provide pro forma financial information “[i]f material.” Given that the Company will consolidate the accounts of The Foundry Company after the consummation of the transactions contemplated by the Master Transaction Agreement as required by FIN 46R, pro forma financial information for the transactions contemplated by the Master Transaction Agreement is immaterial to an investor’s decision to approve or disapprove the issuance of shares of the Company’s common stock and warrants to purchase shares of the Company’s common stock to WCH. The Company has detailed the financial impact of the transactions contemplated by the Master Transaction Agreement in the text of the

December 3, 2008

Proxy Statement, which the Company believes is the most effective way of presenting such information.

The Transactions, page 7

2.	We note your description of the proposed joint venture with ATIC and your attachment of the Master Transaction Agreement and related agreements as exhibits. In order that investors clearly understand the transactions please expand your description of the transactions to clarify what proportion of your existing business is being transferred to The Foundry Company. Address issues such as the proportion of your revenues generated by the business you are transferring and the proportion of assets including property and intellectual property being transferred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1. However, the Company respectfully submits that because the manufacturing assets currently produce partially completed products solely for AMD, they do not currently provide any independent revenues. As such, there is no meaningful way to determine “the proportion of [AMD’s] revenues generated by the business” being transferred as further processing is required to produce finished products for sale to customers. The Company has disclosed the current approximate book value of the assets being transferred, as well as the overall current book value of its assets, as of the end of the Company’s most recent fiscal quarter for which information is available. The Company has also added disclosure concerning the intellectual property being transferred, although notes that there is currently no meaningful way to quantify the proportion being transferred for non-patent intellectual property.

Our Purpose and Reasons for the Transactions, page 8

3.	Please reconcile your statement that you will have a stronger balance sheet by excluding The Foundry Company financial statements with the requirement under FIN 46R that you are required to consolidate the accounts of The Foundry Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1.

4.	Please briefly discuss the impact of a “reconciliation event,” as defined in the form of shareholders agreement attached as an exhibit, when discussing your 50% voting interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 1.

Financial impact upon us of the Master Transaction Agreement, page 9

5.	Please describe the purposes for which the proceeds of the sale of the securities are to be used as required by Item 11(c)(2) of Schedule 14A.

December 3, 2008

Response: In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 1 to disclose that the proceeds from the sale of the Company’s common stock and warrants to purchase shares of the Company’s common stock to WCH will be used for general corporate purposes, which may include reducing its outstanding indebtedness, increasing its working capital, acquisitions and capital expenditures.

6.	We reference the disclosure that The Foundry Company is a variable-interest entity and you are deemed to be the primary beneficiary and are, therefore, required to consolidate the accounts of The Foundry Company under FIN 46R. Please tell us the specific terms of the joint venture that will require you to consolidate The Foundry Company under FIN 46R. We note that you will own 44% of the joint venture and have equal voting rights.

Response: In response to the Staff’s comment, the Company determined that The Foundry Company will be a “variable interest entity” under Interpretation No. 46(R), Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46R”), requiring consolidation by the Company because of the following reasons.

•

WCH’s contemplated equity investment in the Company and its representation on the Company’s Board of Directors will create a related party relationship between WCH and the Company. WCH and ATIC are also affiliates. Therefore, the Company believes ATIC and the Company will be related parties.

•

The Company and ATIC intend to form The Foundry Company. Furthermore, The Foundry Company is designed so that for at least the first several years substantially all of its activities either involve or are conducted on behalf of the reporting enterprise (the Company) and its related parties (ATIC). In addition, while The Foundry Company is committed to obtain certain levels of third-party debt financing in the future, the Company and ATIC will provide, at closing of the transactions contemplated by the Master Transaction Agreement, 100% of the total of the equity and subordinated debt to The Foundry Company based on an analysis of the fair values of the interests in The Foundry Company. Therefore, The Foundry Company would not be exempted out from FIN 46R pursuant to paragraph 4 thereof.

•

Members of the group (the Company and ATIC) have voting rights that are not proportional to economic risks and rewards. While the Company and ATIC will each initially control 50% of the voting rights and each have the right to designate 50% of the board of directors of The Foundry Company, on an as-if converted to Ordinary Shares basis, ATIC will initially have approximately 55.6% of the economic interests and the Company will initially have approximately 44.4% of the economic interests. Furthermore, it is expected that ATIC’s economic interest will increase as it provides additional funding pursuant to the terms of the Funding Agreement (the Company may, but is not

December 3, 2008

required to, participate in any of the future capital calls). Therefore, because of the disproportionality of voting and economic interests and the related party relationship between the Company and ATIC, the Company concluded, pursuant to paragraph 5 of FIN 46R, that The Foundry Company is a “variable interest entity.”

•

The activities of The Foundry Company are most closely associated to those of the Company rather than those of ATIC. The Company’s primary business activity is the manufacture and sale of semiconductor products, and it will be substantially dependent on The Foundry Company’s production of fabricated wafer products. In fact, it is expected that initially, substantially all of The Foundry Company’s production will be purchased by the Company. In addition, ATIC is primarily a financing entity and is not currently directly involved in any manufacturing operations. Therefore, the Company concluded, pursuant to paragraph 17 of FIN 46R, that the Company was the primary beneficiary and it should consolidate The Foundry Company.

Form 10-K for the fiscal year ended December 29, 2007

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 94

7.	With respect to the revenue recognition policies on page 94, we note that because of the price protection and product return rights you grant to distributors and your inability to reasonably estimate the returns or the amounts you will grant in price protections, you defer recognizing revenue on sales made to certain distributors until the distributor sells the product to its customer. We note that you defer “the gross margin resulting from the deferral of both revenue and related product costs” for these distributors. In future filings, please disclose:

•

The significant terms of your sales arrangements with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product,

•

Your policies for testing and accounting for the impairment of the deferred cost of sale amounts or the inventory still held by distributors which may be returned to you or on which you may have to provide discounts,

•

The gross amounts of deferred revenues and deferred costs of sales that comprise the net deferred income caption on your balance sheets. In addition, if impairments of deferred costs and price discounts are

December 3, 2008

reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please indicate similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account, if material. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will provide the disclosure requested above, as applicable, in its future filings.

Note 3. ATI Acquisition, page 102

Goodwill and Acquisition Related Intangible Assets, page 105

8.	We see that during fiscal year 2007 you recognized a $1.3 billion impairment of goodwill and $349 million impairment of acquisition related intangible assets related to the ATI acquisition that occurred in October 2006. Please tell us and revise future filings to disclose the facts and circumstances leading to the impairment. Your discussion should focus on the business reasons that estimates of future operating results and cash flows changed from those estimates developed at the time of the completion of the acquisition. Refer to the requirements of paragraphs 46 and 47 of SFAS 142.

Response: In response to the Staff’s comment, fiscal 2007 was a challenging year for each of the Company’s operating segments including, in particular, its Graphics and Consumer Electronics businesses, which were acquired from ATI Technologies, Inc. (“ATI”) in October 2006.

The Company’s Graphics business was engaged in an intense pricing competition with its primary competitor, nVidia Corporation (“nVidia”), throughout fiscal 2007, which required an increase in the Company’s sales and marketing activities to a greater extent than previously forecasted. In addition, the Company invested in the development of new graphics technologies to a greater extent than previously forecasted, which drove an increase in its research and development expenses. Also in 2007, Intel Corporation (“Intel”), the Company’s primary competitor for microprocessors, announced its intention to develop a discrete graphics product. The pricing competition with nVidia, increased research and development activities, and the anticipated introduction of a discrete graphics product by Intel were the primary factors resulting in lower near-term and longer-term forecasts of Graphics business revenues, operating profitability and cash flows compared to the Company’s forecasts at the time of the ATI acquisition in October 2006.

With respect to the Company’s Consumer Electronics business, its digital television unit was primarily affected by the unexpected rapid introduction and proliferation of low-cost digital televisions that did not contain its technology. The availability and adoption of these low-cost alternatives by consumers resulted in lower forecasted sales to those

December 3, 2008

companies employing the Company’s technology. In addition, the Company’s handheld business is dependent upon a small number of mobile handset customers for its revenues. During 2007, one handset customer began to experience severe competition and eroding market share for its consumer handset products, resulting in an unexpectedly large decrease in sales of the Company’s products. These two principal factors resulted in lower near-term and longer-term forecasts of each respective unit’s revenues, operating profitability and cash flows compared to the Company’s forecasts at the time of the ATI acquisition in October 2006.

The Company will clarify its disclosures regarding the circumstances leading to the impairment in its future filings.

9.	In addition, tell us and disclose in your Critical Accounting Policies in future filings sufficient information to enable a reader to understand the following:

•	How the methodologies discussed on page 52 used to determine the implied fair value of goodwill differ,

•	The assumed benefits of a valuation prepared under each method,

•	Why you selected each method, and

•	How each method was weighted.

In addition, provide a discussion of the reporting unit level at which you test goodwill for impairment and the basis for that determination.

Response: In response to the Staff’s comment, two valuation techniques were considered in determining the implied fair value of goodwill, the income approach and the market approach, which are described below:

•

Income Approach: The income approach is based on the premise that the value of a security or asset is the present value of the future earning capacity that is available for distribution to the subject investors in the security or asset. The most commonly used income approach to the valuation of securities or individual assets is a discounted cash flow analysis.

•

Market Approach: In application of the market approach, the value of a security or asset is based upon what investors are paying for similar securities or assets in the marketplace. The market approach includes the development of ratios of market prices to various metrics of the guideline securities or assets, which are then used to develop an estimate of value for the subject security or asset. Consideration is given to adjustments for differences between the subject and guideline securities or assets, as well as the date, source and depth of market data.

December 3, 2008

The Company considered whether the income approach or the market approach could be reasonably utilized to value its reporting units. The Company did not consider one methodology to be inherently more appropriate than the other. Rather, these are two equally valid valuation techniques permissible under Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), that were considered in determining the implied fair value of goodwill.

While market valuation data for comparable companies was gathered and analyzed, the Company ultimately concluded that there was not sufficient comparability between the peer groups and the specific reporting units to allow for the derivation of reliable indications of value using a market approach, and therefore the Company ultimately employed the income approach, using discounted cash flows, to value its reporting units. The Company did, however, perform an overall reasonableness check by comparing the results of the analyses in total to the Company’s observed market capitalization as of the valuation date.

The Company identifies its reporting units following the guidance in paragraph 30 of SFAS 142. As of December 29, 2007, the Company had identified six reporting units, which, for external reporting purposes, comprised three operating segments. The Company’s fiscal 2007 impairment review encompassed the following reporting units: Microprocessors, Integrated Chipsets, Graphics, Digital Televisions, Handheld Devices and Game Consoles. The operating segments were identified using the criteria outlined in paragraphs 10-15 of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and the reporting units within the operating segments were identified based on the Company’s conclusion that these reporting units constituted businesses, pursuant to the guidance in EITF Issue No. 98-3, “Determining Whether a Transaction is an Exchange of Similar Productive Assets or a Business Combination,” and because segment management reviewed the operating performance of each of those identified reporting units.

The Company will clarify its application of valuation methodologies and its basis for establishing reporting units in its future filings.

Form 10-Q for the quarterly period ended September 27, 2008

Condensed Consolidated Financial Statements

Note 10. Fair Value Measurements, page 14

10.	We note the discussion on page 15 that you determined that your auction rate securities have significant unobservable inputs (Level 3) and that you have used a discounted cash flow model to determine fair value with several inputs. Please tell us and revise future filings to disclose:

December 3, 2008

•	The significant inputs and assumptions used to determine these values, such as discount rates, interest rates, illiquidity adjustments, and other significant assumptions,

•	The maximum contractual default rate and the current interest rate on these securities at the end of each period,

•	The key terms of the auction rate securities such as maturity dates, auction reset provisions and interest rate provisions.

Please refer to paragraph 33(c) of SFAS 157.

Response: In response to the Staff’s comment, the Company’s significant inputs and assumptions used in the discounted cash flow model to determine the fair value of its auction rate securities (“ARS”) are as follows:

•

The discount rate was determined based on the one-month LIBOR (3.75% as of September 27, 2008) adjusted by 200 basis points (bps) to reflect the then current market conditions for instruments with similar credit quality at the date of the valuation. In addition, the discount rate was incrementally adjusted for a liquidity discount of 90 bps to reflect the market risk for these investments that has arisen due to the lack of an active market.

•

The Company assigned an additional credit risk discount of 200 bps to the discount rate for all ARS that are not backed by the federal government. The total carrying value as of September 27, 2008 of investments not backed by the federal government was approximately $35 million.

•

The Company applied the discount rate over the expected life of the estimated cash flows of the ARS. The projected interest income is based on the future contractual rates set forth in the individual prospectus for each of the ARS.

The maximum contractual interest rate on the Company’s failed ARS, per UBS’s prospectus relating to such ARS, is generally one-month LIBOR plus 1.50%. The weighted-average interest rate for the Company’s holdings as of September 27, 2008 was 3.62%. Such ARS have stated maturities ranging from January 2025 to December 2050.

The Company will provide the disclosure requested above, as applicable, in its future filings.

11.

We see that you continue to classify the auction rate securities as current assets. Please tell us why you believe you will be able to liquidate these securities in the next 12 months, considering that all auctions have failed. In addition, we note the discussion on page 15 that from June 30, 2010 to July 2, 2012 you have the right, but not the obligation, to sell, at par, $82 million of these securities to UBS. Discuss your specific plans with respect to these assets that support the current classification,

December 3, 2008

including how and when you expect the principal on the securities to become available (e.g., successful auction, maturity, redemption, etc.).

Response: In response to the Staff’s comment, the Company respectfully submits that it is still appropriate to classify these instruments as short-term marketable securities as of September 27, 2008, as the Company reasonably expects to receive its principal and use the proceeds in its operations within the next 12 months. Although there may not be successful future auctions, the Company reasonably expects there to be other channels through which it reasonably expects to sell the ARS, such as when the issuers establish a different form of financing to replace these securities or a buyer is found outside the auction process, as buyers will be more willing to purchase these ARS which have above-market interest rate returns. In informal discussions with staff members at brokerage firms, the Company has been informed that brokerage firms are working to create a new market for these securities. The Company believes that, in the next 12 months, brokerage firms will restructure these securities to have shorter maturities, making them more attractive to investors. The Company has had $7 million of redemptions at par so far in the fourth quarter of fiscal 2008.

The following provisions are included in the UBS settlement:

•

Beginning June 30, 2010 and ending July 2, 2012, the Company has the right, but not the obligation, to sell, at par, these securities to UBS. Upon exercising this right, UBS will deposit the proceeds from the sale into the Company’s account on the next business day.

•	Prior to this date, the Company will continue to earn and receive all interest that is payable for these securities.

•

Prior to this date, at its sole discretion, UBS may sell, or otherwise dispose of, and/or enter orders in the auctions process with respect to these securities, so long as par value is returned to the eligible holder.

•	Prior to this date, UBS will use its best efforts to facilitate issuer redemptions and/or to resolve the liquidity concerns of holders of these rights through restructurings and other means.

At this time, the Company believes that the classification of these securities as current is still appropriate as it is reasonably possible that UBS may redeem these securities within the next 12 months in the auction process, restructurings or other means as indicated above. Because of the unprecedented events in the ARS market, the Company cannot predict with certainty when liquidity in the ARS market will return. The Company respectfully submits that it will continue to monitor and assess the situation by considering factors including the success or continued failure of future auctions, potential settlements that brokers may enter into with the regulatory bodies, possible failure of the investments to be redeemed, market risk and other factors.

December 3, 2008

12.	We note your disclosure on page 15 that as of September 27, 2008 the $180 million in ARS include $12 million ARS in preferred shares. We also reference Note 6 of your Form 10-K, which discloses that marketable securities include $269 million of auction preferred stock at December 29, 2007. In addition, the disclosure on page 16 indicates that $210 million of ARS were transferred into Level 3 during fiscal 2008. Please provide a reconciliation of your ARS from December 29, 2007 to September 27, 2008.

Response: In response to the Staff’s comment, the table in Note 6 erroneously described the $269 million as “Auction rate preferred stock,” whereas it should have been captioned “Auction rate securities.” $12 million of investments in auction rate preferred stock were included in the $269 million of ARS. The Company has corrected its captioning in subsequent filings to the Form 10-K. The Company respectfully submits the following reconciliation of its ARS from December 29, 2007 to September 27, 2008 is (in millions):

Beginning Balance, December 29, 2007 (1)	$269
Sales at Par December 30, 2007 through February 23, 2008	(59)

Balance as of February 23, 2008 (2)	210
Redemptions at Par February 24, 2008 through September 27, 2008	(18)
Other than temporary impairment charge (3)	(12)

Ending Balance, September 27, 2008	$180

(1) Classified as level 2 input
(2) Reclassified as level 3 input due to the illiquidity of the auction rate securities market
(3) Recorded during the three months ended June 28, 2008

Note 14. Sale of Receivables Classified as Other Short-Term Obligations, page 18

13.	We see that you reduce the debt related to the sale of receivables as the IBM parties receive payments from distributors. Please tell us how you considered the second issue of EITF 88-18 which states that revenue for amounts recorded as debt should be recognized using the interest method and that amounts recorded as deferred income should be amortized under the units-of-revenue method.

Response: In response to the Staff’s comment, the Company’s accounts receivable securitization program is for distributors and because the Company does not recognize revenue until the distributors sell through to their customers, the accounting treatment does not fall under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which allows transfer of assets for “qualified accounts receivable.” Instead, these transactions should be characterized as financing transactions, similar to a sale of future revenues pursuant to EITF Issue No. 88-18, Sales of Future Revenues” (“Issue 88-18”). The Company maintains the accounts receivable and short-term debt on its books until the customer pays the entity funding the accounts receivable. No partial payments occur or are allowed, so there is no need to apply the

December 3, 2008

proportional approach described in the second issue of Issue 88-18. If the sell through price is less than invoiced, a credit note is issued to the financing entity for the difference.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 22

14.	Regarding your disclosures related to the fair value of investments, please refer to the disclosure guidance included in the letters from the Senior Assistant Chief Accountant issued in March 2008 and September 2008, located at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. Please revise future filings to include those disclosures that could provide clearer and more transparent disclosure regarding your fair value measurements, specifically information about judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions and details about the methodology and inputs you used.

Response: In response to the Staff’s comment, the Company will provide the disclosure requested above, as applicable, in its future filings.

Results of Operations, page 23

15.	We reference the disclosure on page 24 that you recorded in cost of sales a gain of $193 million from the sale of 200 millimeter equipment which significantly impacted gross margin for the nine months ended September 27, 2008. We note that the proceeds from the sale of the equipment were recognized as a cash flow from investing activities. Please support the classification of the gain from the sale of manufacturing equipment as a reduction to cost of sales by reference to the accounting literature that you relied upon.

Response: In response to the Staff’s comment, the Company respectfully submits that as part of its ongoing business operations, it disposes of equipment from time to time, sometimes through the sale to a third party. This occurred in the second quarter of fiscal 2008 relating to the Company’s sale of 200 millimeter equipment. The Company’s policy is to record gains or losses on the disposition of assets in that statement of operations caption where the related depreciation expense was recorded. In this particular situation, the assets were manufacturing equipment and the depreciation for the assets had been recorded in cost of sales on the statement of operations and, therefore, when the assets were sold, the gain was also was recorded in costs of sales. In the second quarter of fiscal 2008, the amount of the gain recognized on the sale of equipment was separately disclosed in the notes to the interim financial statements due to its significant impact on gross margin for both the quarter and nine months ended September 27, 2008.

December 3, 2008

While there is limited guidance regarding the specific statement of operations line item to be used for recording a gain on the disposition of an asset, the Company relied upon SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 45, which provides that “[a] gain or loss recognized that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as ‘income from operations’ is presented, it shall include the amounts of those gains or losses.”

Contractual Obligations, page 33

16.	We see that in connection with the issuance of the 6% notes on April 24, 2007, you purchased a capped call with Lehman Brothers OTC Derivatives Inc. for $182 million. Please tell us and disclose in future filings your accounting treatment for the capped call, including the accounting literature upon which you relied.

Response: In response to the Staff’s comment, the Company primarily relied upon the accounting literature EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and also considered the following accounting literature for its accounting treatment of the capped call:

•	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities;

•	EITF Issue No. 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock’”;

•	EITF Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19”;

•	SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;

•	APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants; and

•	DIG Issue No. B16, Embedded Derivatives: Calls and Puts in Debt Instruments.

Based on the analysis performed under this accounting literature, the Company determined that the capped call meets the criteria for classification as an equity transaction. As a result, the Company has recorded the purchase of this capped call as a reduction in additional paid-in capital and will not recognize subsequent changes in its fair value. Such disclosure has been made on page 119 of the Company’s 2007 Form 10-K under Note 9, Debt. The voluntary Chapter 11 bankruptcy filing of Lehman Brothers OTC Derivatives, Inc. does not have an impact on the accounting for this capped call,

December 3, 2008

other than the potentially disadvantageous tax consequences as disclosed in the Company’s Form 10-Q for the quarterly period ended September 27, 2008. The Company respectfully submits that it will appropriately disclose its accounting treatment for the capped call in its future filings.

* * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	Derrick R. Meyer, Advanced Micro Devices, Inc.

Harry A. Wolin, Advanced Micro Devices, Inc.

Katy Wells, Advanced Micro Devices, Inc.

Faina Medzonsky, Advanced Micro Devices, Inc.